Exhibit 6.2

AMENDED AND RESTATED PRODUCT PURCHASE AGREEMENT

This Amended and Restated Product Purchase Agreement (“Agreement”) is entered into as of March 21, 2021 (“Effective Date”), by and between Bar X Farms, LLC, a California limited liability company (“Supplier”), and Mendo Distribution and Transportation LLC, a California limited liability company (“Purchaser”). Supplier and Purchaser are each referred to herein as a “Party” and, collectively, the “Parties.”

RECITALS

1. Supplier intends to cultivate Cannabis in Lake County, California, with pending applications for licensure with the California Department of Farm and Agriculture (the “CDFA”) in the State of California, and prior to commencing cultivation will be authorized under applicable California law to cultivate Cannabis;

2. Purchaser is licensed to distribute commercial Cannabis products in California, a copy of Purchaser’s license issued by the CDFA, California Bureau of Cannabis Control (the “BCC”) and the City of Sacramento, for which is attached hereto as Exhibit A, an affiliate of Green Matter USA, Inc., a Nevada corporation, based in Sacramento, California;

3. Supplier desires to cultivate, harvest, dry, and sell a certain amount of Product to Purchaser, and Purchaser desires to purchase said Product from Supplier, on the terms and conditions set forth in this Agreement.

4. The Parties entered into a Product Purchase Agreement dated as of February 11, 2021, and this Agreement amends and restates such Product Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises made herein, and for other good and valuable consideration, the receipt and sufficiency is hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT

1. DEFINITIONS

1.1 “Applicable Laws” means all federal, state, and local laws, rules, and regulations which govern the conduct of the Parties’ businesses and the Parties’ performance of their respective obligations under this Agreement, including but not limited to the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, the BCC’s Regulations, the California Department of Food & Agriculture’s Regulations, the California Department of Public Health’s Regulations, California Safe Drinking Water and Toxic Enforcement Act of 1986, State Mandated Laboratory Testing, and the local jurisdictional rules and regulations in which the Parties operate, but shall not include any U.S. federal law, civil, criminal or otherwise, that is directly or indirectly related to the cultivation, harvesting, production, processing, marketing, distribution, sale, transfer, possession, and/or use of cannabis, marijuana, or related substances, including without limitation, the prohibition on drug trafficking under the Controlled Substances Act (21 U.S.C. section 801, et seq.), the conspiracy statute under 18 U.S.C. section 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. section 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. section 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. section 3, and the federal money laundering statutes under 18 U.S.C. sections 1956, 1957, and 1960, and in each case, any violation of federal law relating thereto, or arising, derived or resulting therefrom.

1.2 “Authorized Representatives or Affiliates” are a Party’s officers, managers, members, officers, general partners or other authorized agents to which a Party provides actual authority to act in its place and on its behalf under this Agreement.

1.3 “BCC’s Regulations” means the regulations issued by the BCC set out in Title 16, Division 42 of the California Code of Regulations, all subsequent and additional regulations issued by the BCC, and all corresponding, substitute, or amended provision(s) in effect from time to time.

1.4 “Cannabis” shall have the same meaning as set out in the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, as such may be amended from time to time and as outlined in Section 2.

1.5 Cannabis “A Grade” means flower buds the size of a quarter or larger.

1.6 Cannabis “B Grade” means flower buds the size of a nickel or larger but smaller than a quarter.

1.7 Cannabis “C Grade” means flower buds the size of a dime or larger but smaller than a nickel.

1.8 “Dispute” is any dispute, controversy, claim, action, cause of action, or suit arising out of or relating in any way to this Agreement or the Parties’ performance hereunder.

1.9 “License or Licenses” is a permit, license, authorization or other official authority or permission granted by local authority, the State of California, or an agency of the State of California consistent with Applicable Laws defined in Section 1.1 of this Agreement.

1.10 “Product” means dried Cannabis, bucked off the stem, suitable for transfer from Supplier to Purchaser in accordance with the purposes, terms, and conditions of this Agreement. It does not include fresh frozen cannabis.

1.11 “R&D Testing” or “Research and Development Testing” means testing of cannabis that is performed prior to its final State Mandated Laboratory Testing and California Business and Professions Code § 26100(l) testing, before it is packaged, but using the same standards as a § 26100(l) Test and State Mandated Laboratory Testing, as each are defined herein.

1.12 “State Mandated Laboratory Testing” means the laboratory testing required by the State of California Business and Professions Code Section 26100 et al. and Chapter 6 of the BCC’s Regulations, whereby a California Licensed testing laboratory issues a certificate of analysis that the cannabis batch has passed the testing requirements pursuant to Section 5306 and 5726 of the BCC’s Regulations.

2. PURCHASE AND SALE OF CANNABIS. Purchaser agrees to purchase from Supplier, and Supplier agrees to sell to Purchaser, Product of the variety and in the quantity set forth below, subject to the terms of this Agreement:

2.1 Quality:

(a)	Nug Size: Outdoor Cannabis, A, B & C Grade

(b)	Target Cannabinoid Content: Greater than 15% THC at R&D Testing

(c)	Aroma: Strong terpene aroma (not old or “hay” smelling)

(d)	Strains: Premium, exotic, or common strains with an established or reasonably anticipated retail demand in the California Cannabis industry as offered by Supplier.

2.2 Origin: Cannabis cultivated on-site at Supplier’s place of business located at 20333, 20103, 19395, & 18655 S. State Hwy, Middletown, California; APNs: 29014-250-050, 014-250-071, 014-250-101 and 014-250-141 (the “Cultivation Site”).

2.3 Quantity: Purchaser agrees to purchase, and Seller agrees to sell to Purchaser a minimum of Twenty-Five Percent (25%) of all Product that Supplier produces during any annual outdoor growing season that occurs during the Term of this Agreement, over the entire harvest of Product during such growing season, not just a select portion of the harvest, provided that the Product conforms with Sections 2.1, 2.2, 2.4, and 6.1 of this Agreement. Any quantity that Purchaser purchases beyond the twenty-five percent (25%) shall not be subject to the terms of this Agreement but shall be subject to such terms as may be mutually negotiated between Purchaser and Supplier.

2.4 Selection: Unless otherwise agreed to between Purchaser and Supplier, the Quantity identified in Section 2.3 of this Agreement shall be a reasonably representative selection of all Product varieties and quality produced by Supplier. Neither Purchaser nor Supplier will “cherry pick” or be permitted to select or refuse Product based solely on discretionary selecting.

3. CONDITION OF PRODUCT, TRANSFER, TITLE, PICK UP & TRANSPORT

3.1 Condition of Product. The Product will be cultivated to full term, harvested, and dried. The Product will not be trimmed by Supplier. The Product will be unpackaged and have an assigned state License number. The Product will be dried consistent at all times with customary California cannabis industry best practices and standards. The Product will be weighed as dried and bucked, but not trimmed. Supplier will securely store the Product, in accordance with customary California cannabis industry best practices and standards, and Applicable Law, at its sole cost, until Purchaser takes possession of the Product from Supplier.

3.2 Transfer to Purchaser, Title , Pick up, Transport. Supplier shall transfer the Product to Purchaser or its Authorized Representative at the Cultivation Site or other Licensed facility, so designated by Supplier, when Purchaser picks up the Product for transport to Purchaser’s Licensed facility of choice. Title to the Product shall transfer from Supplier to Purchaser upon pick up. Purchaser shall bear the sole cost and risk of loss to transport the Product from Supplier’s designated facility to Purchaser’s designated facility. All transfers, pickups, and transport shall be done in accordance with Applicable Laws.

3.3 Inspection Rights. Supplier shall permit Purchaser, or its designated Licensed distributor, access to the Cultivation Site and anywhere the Product is stored, and shall fully share all Metrc data on all Supplier’s available inventory with Purchaser. Supplier shall give Purchaser or its Authorized Representative the right to conduct on-premises inspections of the Cannabis for any reason, including but not limited to quality inspections, R&D Testing, and testing as required by Applicable Law. All inspections will be conducted during Supplier’s normal business hours.

4. PURCHASE PRICE, TAXES, TERMS & OTHER COSTS

4.1 Purchase Price. Unless otherwise agreed in writing between Supplier and Purchaser, Purchaser shall pay Supplier the amount per pound of flower Product equal to Supplier’s cost of production per pound (“Cost of Production”) as calculated in accordance with Section 4.2, for all Product received and accepted PLUS one hundred percent (100%) (the “Purchase Price”); provided, that the Purchase Price shall not exceed $300 per pound for flower cultivated outdoors, or exceed $450 per pound for flower cultivated in greenhouses. The dry weight of Product for the purposes of Purchase Price, may not be calculated until after the flower has been fully dried and bucked off the stem.

4.2 Cost of Production. The Cost of Production shall be calculated by the Supplier, estimating in good faith all of its expenses for operations and overhead for the applicable growing season (“Supplier’s Cost”) and dividing the Supplier’s Cost by the total amount of flower Product, in pounds, that are projected by Supplier, in good faith, to be produced during said growing season (“Pounds of Product”). Thus, Supplier’s Cost ÷ Pounds of Product = Cost of Production per pound. Supplier’s Cost shall not include Supplier’s debt service, depreciation and amortization, taxes, expenses related to any other Supplier project or office other than the Cultivation Site, or any other expense not reasonably necessary to operate the Cultivation Site at an optimal or efficient level. Supplier’s Cost shall include harvesting, drying, and bucking (removing the buds from the stem), but shall not include trimming, transporting or packaging the Product.

4.3 Audit by Purchaser. At the conclusion of the growing season, once all Product produced by Supplier is dried, Purchaser may elect to audit Supplier’s books with respect to its operational expenses and overhead, and the number of dried pounds produced by Supplier in order to ascertain a more accurate Cost of Production (“Audited Cost of Production”). Purchaser shall bear all its own out of pocket costs of said audit. Supplier shall fully and promptly cooperate with any audit. Once Purchaser’s Audit is complete, if there results a difference between the amount charged to Purchaser based on Supplier’s estimated figures and the Audited Cost of Production, the benefiting Party shall pay the amount of such difference to non-benefiting Party within one hundred and twenty (120) days of the determination thereof. If the Parties do not agree with respect to any such difference, such disagreement shall be resolved pursuant to Section 10 hereof.

4.4 State Cultivation and Excise Tax. In addition to the Purchase Price, Purchaser shall be responsible for ensuring that the State per pound Cultivation Tax with respect to the Cannabis purchased pursuant to this Agreement, is collected and paid either by Purchaser or any retailer to whom Purchaser subsequently sells the Product, and that the Cultivation Tax is paid when due. Purchaser shall furnish to Supplier documentation sufficient to demonstrate that it or any retailer to whom it has sold Product has remitted all such State Cultivation Tax to the California Department of Tax and Fee Administration (“CDTFA”) after the Cannabis enters the commercial market, has completed quality assurance review and testing, and the tax is due as required by the California Medicinal and Adult-Use Cannabis Regulation and Safety Act. As used herein, the “State Cultivation Tax” means the tax set forth in California Revenue and Taxation Code § 34012. Purchaser shall warrant and ensure that any party ultimately responsible for the State Cultivation Tax shall be solely responsible for any excise taxes collected and paid in connection with the Cannabis purchased pursuant to this Agreement and shall indemnify and hold the other Party harmless from any claims or liability in connection therewith.

4.5 Local Cultivation Tax. The Supplier shall be responsible for paying any local cultivation tax with respect to its activities, including any Cannabis supplied to Purchaser.

4.6 Payment Terms. All Product purchased by Purchaser shall be sold by Supplier at the prices set forth herein , and Purchaser shall pay for all such Product within 60 days after pickup.

4.7 Invoice Disputes. Purchaser shall notify Supplier in writing of any dispute with any invoice (along with substantiating documentation and a reasonably detailed description of the dispute). Purchaser shall pay all undisputed amounts due under such invoices within the period set forth in Section 4.6. The Parties shall seek to resolve any invoice disputes expeditiously and in good faith in accordance with the dispute resolution provisions set forth herein. Notwithstanding anything to the contrary, the Parties shall continue performing their obligations under this Agreement during any such dispute, including Purchaser’s obligation to pay all due and undisputed invoice amounts in accordance with the terms of this Agreement.

4.8 Late Payments. Except for invoiced payments that Purchaser has successfully disputed, Purchaser shall pay interest on all late payments (whether during the Term or after the expiration or earlier termination of the Term), calculated daily and compounded monthly, at the lesser of the rate of 1% per month or the highest rate permissible under applicable Law. Purchaser shall also reimburse Supplier for all reasonable costs incurred by Supplier in collecting any late payments, including attorneys’ fees and court costs. In addition to all other remedies available under this Agreement or at Law (which Supplier does not waive by the exercise of any rights under this Agreement), if Purchaser fails to pay any amounts when due under this Agreement, Supplier may (a) suspend the delivery of any Product, or (b) terminate this Agreement.

4.9 No Set-off Right. Purchaser shall not, and acknowledges that it will have no right, under this Agreement, any other agreement, document or Applicable Law to, withhold, offset, recoup or debit any amounts owed (or to become due and owing) to Supplier or any of its Affiliates, whether under this Agreement or otherwise, against any other amount owed (or to become due and owing) to it by Supplier or Supplier’s affiliates, whether relating to Supplier’s or its Affiliates’ breach or non- performance of this Agreement, any other agreement between (a) Purchaser or any of its Affiliates and

(b) Supplier or any of its Affiliates, or otherwise.

4.10 Most Favored Customer. Purchaser shall not at any time sell Cannabis to a different buyer at prices below those stated in this Agreement. If Purchaser charges a different buyer a lower price for Cannabis, Supplier shall immediately apply such lower price for the Cannabis under this Agreement. If Supplier fails to meet the lower price, Purchaser, at its option, may terminate this Agreement without liability.

5. TERM AND EXPIRATION OR TERMINATION

5.1 Term. The Term of this Agreement shall commence on the Effective Date and shall continue in full force until all of Supplier’s Product from the 2021 and 2022 outdoor growing season is dried and ready for sale in accordance with this Agreement except by mutual agreement of the Parties, unless and until sooner terminated as provided in this Agreement.

5.2 Termination for Cause. This Agreement may be terminated on written notice:

(a) By Supplier, if Purchaser fails to pay any amount when due hereunder (subject to notice to Purchaser by Supplier that Supplier believes Purchaser has breached a payment obligation and Purchaser’s reasonable opportunity to dispute and, if applicable, cure);

(b) by Purchaser, if Supplier fails to deliver Product in accordance with the terms and conditions of this Agreement;

(c) by either Party, if any regulatory authority suspends or terminates the other Party’s License, permit, certificate, or registration to engage in the commercial cannabis activities contemplated hereby or otherwise terminates such Party’s legal authority to perform under this Agreement;

(d) by either Party, if the other Party materially breaches any provision of this Agreement and either the breach cannot be cured or, if the breach can be cured, it is not cured by the breaching Party within thirty (30) days after receipt of written notice of such breach;

(e) by either Party, upon the occurrence of a Force Majeure Event that lasts longer than thirty (30) days;

(f) by either Party, if the other Party (i) is insolvent, (ii) files a voluntary petition for bankruptcy, insolvency or similar relief, (iii) has a petition for involuntary bankruptcy filed against it that remains un-dismissed after ninety (90) days, (iv) makes or seeks to make a general assignment for the benefit of its creditors, or (v) applies for, or consents to, the appointment of a trustee, receiver, or custodian for a substantial part of its property or business; and

5.3 Effect of Expiration or Termination. The expiration or termination of this Agreement, for any reason, shall not release either Party from any obligation or liability to the other Party that: (a) has already accrued hereunder (including without limitation, Supplier’s obligations to transport the Cannabis in the amounts and the quantity described in Section 2 hereof); (b) comes into effect due to the expiration or termination of this Agreement; or (c) otherwise survives the expiration or termination of this Agreement.

5.4 Force Majeure and Disaster Recovery. The Parties shall be excused for reasonable unavoidable delays in performance or failure to perform any of its obligations hereunder, not to exceed thirty (30) days, if such unavoidable delay or failure is caused by reason of labor disputes, related governmental orders or regulations, strikes, pandemics, fire, flood, severe accidents, civil disturbances, war, terrorism (including bio-terrorism), acts of God, theft, and like causes that are out of the control of Supplier (each, a “Force Majeure Event”). In the event of a Force Majeure Event, either Party has five (5) days to provide written notice to the other Party of the Force Majeure Event, wherein the noticing Party shall describe in reasonable detail the nature of the Force Majeure Event, any steps the noticing Party is taking to mitigate the Force Majeure Event, and when the noticing Party reasonably expects the Force Majeure Event to conclude. During the period of a Force Majeure Event, Supplier and Purchaser shall be permitted to source Cannabis from other Licensed cultivators and/or distributors to reasonably meet their obligations, and the required Minimum Quantity identified in Section 2.3 of this Agreement shall be correspondingly reduced. Once the Force Majeure Event concludes, the Parties shall resume their respective obligations under this Agreement.

5.5 Survival. Sections 1, 3, 4, 5, and 6-12 shall survive any termination or expiration of this Agreement.

6. QUALITY, TESTING AND ACCEPTANCE

6.1 Quality Levels. The Product shall (i) be free from commercial defect as is reasonable according to customary industry practices in the California for premium outdoor cannabis cultivated in California, (ii) meet the potency and quality standards set forth by Purchaser as described in Section 2 at the time of purchaser’ inspection, which shall occur no later than fourteen (14) days after pickup, (iii) be grown and harvested in accordance with all Applicable Laws, and (iv) not be infected, adulterated or misbranded as provided under Applicable Laws. Purchaser may reject any Cannabis made available for pickup hereunder that does not fully comply in all particulars with the conditions set forth in Sections 2.1, 2.2, 2.4, and this Section 6.

6.2 Farming Practices. Supplier recognizes that Purchaser carries premium Cannabis goods whose long-term success is based on Purchaser’s ability to secure a supply of Cannabis which closely corresponds to Purchaser’s quality standards. Accordingly, Supplier and Purchaser shall cooperate in a mutual effort to obtain the highest quality premium Cannabis in accordance with the specifications in Section 2 and Applicable Laws.

6.3 Pesticides. Purchaser shall not be obligated to accept any Cannabis hereunder which has been treated with any pesticide, herbicide, fungicide (including, but not limited to, sulfur and sulfur-based compounds), insecticide or miticide, the application of which appears in R&D Testing or fails any pesticide testing consistent with or required by Applicable Law and BCC Regulations. Should any portion of the Product fail such testing and such failure cannot be remediated, Supplier shall make available the same amount of Cannabis to replace the contaminated Product as soon as commercially practicable but no later than seven (7) days from the date the batch failed such testing.

6.4 State of California Laboratory Testing and Quality Assurance Review. Supplier shall be responsible for R&D Testing of the Product, and the results of said tests shall be promptly provided to Purchaser. Supplier shall arrange for testing of the batch or batches of Cannabis by a certified testing laboratory, selected by Purchaser, for research and development purposes, which would be done under the same standard of care as required by BCC’s Regulations (the “26100(l) Test”). The cost of such test will be paid by Supplier. If Purchaser requires further R&D Testing or 26100(l) Testing for compliance under Applicable Laws, such testing shall be the responsibility of Purchaser. Upon such time that the batch of Cannabis subject to such R&D Test shows: (i) it is more than likely to receive certificate of analysis (“COA”) from the 26100(l) Test demonstrating that the Cannabis has passed all testing criteria established by Applicable Law relating to testing of cannabis samples by a Licensed testing laboratory for: (1) cannabinoids; (2) heavy metals; (3) microbial impurities; (4) mycotoxins; (5) residual pesticides; (6) residual solvents and processing chemicals; and (7) terpenoids; (ii) meets the THC contents required by Section 2 hereof; and (iii) is ready for pickup by a Licensed distributor, Supplier shall make such batch available for pickup hereunder. Purchaser may, at its reasonable discretion, reject any batch that does not meet the specifications set forth in Section 2, which fails the 26100(1) Test, or has Defects (as defined below). Additionally, any batch that fails R&D Testing or the 26100(1) Test will be replaced at Supplier’s sole cost and expense, with product that will comply with State Mandated Laboratory Testing requirements and Applicable Laws and otherwise meets the terms of this Agreement. If a batch of Cannabis fails State Mandated Laboratory Testing under Applicable Laws, (1) the Cannabis will be destroyed or remediated as required by Applicable Law by Purchaser and the costs for such remediation will born by Supplier and (2) Supplier shall be required to replace the Cannabis, at its sole cost and expense, with product that will pass State Mandated Laboratory Testing under Applicable Laws and otherwise meets the terms of this Agreement.

6.5 Defects. As used herein, “Defects” shall refer to Cannabis which is defective in accordance with standards established in Section 2, this Section 6, and the rules and regulations under Applicable Laws. Defects shall include, but are not limited to, cannabis plants affected by mold or rot and plants whose appearance does not match any photo samples exchanged between the parties.

6.6 Rejection. The rejection by Purchaser of any batch of Cannabis tendered by Supplier shall not relieve Supplier of its obligation to make available for pickup hereunder all other Cannabis covered by this Agreement which Supplier believes will not be rejected by Purchaser. Any rejection by Purchaser must be made at the time of purchaser’ inspection which shall occur no later than fourteen (14) days after pickup.

7. INDEMNIFICATION

Except as otherwise set forth herein, each Party (the applicable indemnifying party, the “Indemnitor”) shall indemnify, defend, and hold harmless the other Party, its affiliates, and their respective owners, partners, shareholders, members, directors, officers, managers, employees, consultants, agents, successors, and assigns (each, an “Indemnified Party”) from and against any Loss suffered or incurred by any Indemnified Party to the extent arising out of or resulting from (a) any inaccuracy of any representation or warranty of the Indemnitor contained in this Agreement, (b) each Party’s compliance with Applicable Law; or (c) any breach or default by Indemnitor of any covenant or agreement of such Indemnitor contained in this Agreement.

8. REPRESENTATIONS AND WARRANTIES.

8.1 Each Party represents and warrants to the other Party that:

(a) it is duly organized, validly existing and in good standing as a limited liability company, corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation or organization;

(b) it has the full right, power, and authority to enter into this Agreement, to grant the rights and licenses granted hereunder and to perform its obligations hereunder;

(c) the execution of this Agreement by its Authorized Representative whose signature is set forth below has been duly authorized by all necessary corporate or other entity action of the Party;

(d) when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms; and

(e) it and its designees have or, in the case of Supplier, will have or have use of all Licenses, permits, certifications, authorizations or registrations pursuant to all Applicable Laws which are necessary to engage in the commercial cannabis activities contemplated under this Agreement in compliance with applicable state and local law. Each Party and its designees shall maintain all such Licenses, permits, certifications, authorizations or registrations for the duration of the Term. If a regulatory authority suspends or terminates a Party’s License, permit, certification, authorization or registration for any reason, that Party must immediately notify the other Party in writing. Such suspension or termination of a Party’s License, permit, certificate, or registration is grounds for immediate termination of this Agreement.

8.2 Supplier represents and warrants to Purchaser that all Product:

(a) conforms to the specifications set forth in Sections 2.1, 2.2, 2.4, and 6.1; and

(b) will be conveyed with good title, free and clear of all liens, security interests, or other encumbrances.

8.3 Intellectual Property. Supplier represents and warrants that Supplier has or shall have all necessary right or authority to utilize the intellectual property relating to any strain and varietal of Product produced at the Farm by Supplier and sold to Purchaser, and that Purchaser shall have the right to re-sell such Product without infringement on the intellectual property rights of any third parties.

9. NOTICES

9.1 Writing. Any notice, demand, or other communication required to be given under the terms of this Agreement shall be given in writing and delivered to the other party by hand of by first- class, fully pre-paid certified or registered mail, nationally recognized overnight courier service or email. Delivery shall be deemed made immediately upon hand delivery or three (3) days after deposit in the U.S. mail, the day after delivery to a nationally recognized overnight courier service for next- day delivery, or upon receipt by email. Notice shall be given to the following addresses:

Purchaser:

Mendo Distribution and Transportation LLC

c/o Kiran Sidhu

130 WEST CLARK STREET

MEDFORD OR 97501

Email: kiran@haloco.com

Supplier:

Bar X Farms LLC

20333 S. HWY 29

Middletown, CA 95146

Email: james@trianglecanna.com

Party to this Agreement may change the address for purposes of this section by giving written notice of the change to the other party in the manner provided in this Section.

10. DISPUTE RESOLUTION/GOVERNING LAW

10.1 Negotiation & Mediation. Purchaser and Supplier shall attempt in good faith through informal negotiations to resolve all Disputes arising out of this Agreement. Should such negotiations fail, the parties shall endeavor to resolve the Dispute by mandatory mediation which, unless the parties mutually agree otherwise, shall be administered by either the American Arbitration Association (the “AAA”) or JAMS. A request for mediation shall be made in writing, delivered to the other Party, and filed with the person or entity administering the mediation. The request may be made concurrently with the filing of binding dispute resolution proceedings but, in such event, mediation shall proceed in advance of the binding dispute resolution proceedings, which shall be stayed pending mediation for a period of 60 days from the date of filing, unless stayed for a longer period by agreement of the parties or court order. If an arbitration is stayed pursuant to this Section 10.1, the Parties may nonetheless proceed to the selection of the arbitrators and agree upon a schedule for later proceedings.

10.2 Arbitration. The Parties expressly agree that any Dispute that is not settled by informal negotiations by the Parties or mediation shall be resolved by binding arbitration in accordance with the following provisions. Either Party may demand in writing such arbitration by sending a notice to arbitrate to the other Party and to either the AAA or JAMS, which shall administer the arbitration under its Commercial Arbitration Rules then in effect. In no event may any demand for arbitration be filed after the running of any applicable statute of limitation. The arbitration shall be held in Sacramento County, California. This agreement to arbitrate shall be specifically enforceable in any court of competent jurisdiction. The arbitrator shall be selected by the Commercial Arbitration Rules of the AAA or JAMS, as the case may be. The arbitrator shall be governed by the express terms of this Agreement and the laws of the State of California. The United States Arbitration Act shall govern the interpretation, enforcement, and proceedings pursuant hereto. Notwithstanding any provision hereof, any applicable law or public policy considerations, including without limitation any possible illegality or unenforceability of this Agreement or any portion hereof due to the subject matter hereof, the arbitrators shall interpret this Agreement giving full effect to the terms and provisions hereof. Any award or portion thereof, whether preliminary or final, shall be in writing, signed by the arbitrator, and shall state the reasons upon which the award or portion thereof is based. The award rendered by the arbitrator shall be final and judgment may be entered upon it in accordance with Applicable Law in any court of competent jurisdiction in the State of California. The Parties and arbitrator shall treat all aspects of the arbitration proceedings, including discovery, testimony, other evidence, briefs, and the award, as strictly confidential, not subject to disclosure to any third party or entity, other than to the Parties, the arbitrator, and the AAA or JAMS, as the case may be. These arbitration provisions shall survive the termination or expiration of this Agreement.

11. CONFIDENTIALITY

This Agreement, its terms, conditions, substance of discussions between the Parties, all documentation related to this Agreement, including, but not limited to, pricing, discounts, sales education materials, point of sale data, and any other information exchanged between the Parties that relates to this Agreement represent a legitimate business interest and shall be held in confidence and given at least the same protections and due care by each Party as that Party gives its other confidential information, and in all cases no less than a reasonable standard of care. The foregoing confidentiality obligations will not apply to any information that: (i) was, at the time of disclosure by a Party, published or in the public domain through no fault of the recipient; (ii) after disclosure by a Party, is published or otherwise in the public domain through no fault of the recipient; (iii) was in the possession of the recipient at the time of disclosure to it without being subject to any obligation of confidentiality; (iv) was received after disclosure from a third party who, to recipient’s knowledge, had a lawful right to disclose such information to it; (v) was independently developed by the recipient without reference to the confidential information; (vi) was required to be disclosed to any regulatory body having jurisdiction over a party or any of their respective clients; or (vii) that disclosure is necessary by reason of legal, accounting, or regulatory requirements beyond the reasonable control of the recipient. In the event that a Party is requested pursuant to or advised by its legal counsel that it is required by applicable law, regulation or legal process, to disclose any of the other Party’s confidential information or trade secrets, including this Agreement, that party will notify the other Party promptly so that the Parties together may object to such disclosure and seek an appropriate protective order(s) or other appropriate remedy enforceable under federal or state law. Notwithstanding the foregoing, the Parties understand and accept that Supplier may have certain reporting or disclosure requirements to or under the regulations of the U.S. Securities and Exchange Commission, state securities regulators and the exchanges or securities markets on which securities of an affiliate of Supplier may trade, and any such disclosures shall not be deemed of a breach of confidentiality under this Section.

12. MISCELLANEOUS

12.1 Cooperation. The Parties, their officers, directors, employees, agents, and contractors hereby agree to cooperate and respond promptly to the other, the BCC, the CDFA, local regulatory agencies, and administrative law judges regarding any requests for information from any state or local regulatory body regarding the activities that are the subject matter of this Agreement.

12.2 Further Assurances. On a Party’s reasonable request, the other Party shall, at its sole cost and expense, execute and deliver all such further documents and instruments, and take all such further acts, necessary to give full effect to this Agreement. Purchaser acknowledges and agrees that, from time to time, Supplier may request Purchaser to provide assistance in preparing certain filings and disclosures mandated by law. Such filings may require Purchaser to provide Supplier with a signature or other assistance in connection with the foregoing. In addition, where applicable, Purchaser agrees to share with Supplier its sales data related to all Product purchased from Supplier, upon reasonable request by Supplier.

12.3 Interpretation; Severability. Whenever possible, each part of this Agreement shall be interpreted as effective and valid. If any of this Agreement is found invalid, illegal, or unenforceable in the State of California, the invalidity, illegality, or unenforceability shall not affect any other part of this Agreement within the State of California, and this Agreement shall be enforced as if this Agreement never contained the invalid, illegal, or unenforceable part. Notwithstanding any provision hereof, any applicable law or public policy considerations, including without limitation any possible illegality or unenforceability of this Agreement or any portion hereof due to the subject matter hereof, this Agreement shall be interpreted giving full effect to the terms and provisions hereof to the maximum extent originally intended. If provisions in this Agreement conflict with provisions in an Exhibit, the provisions of this Agreement control, unless the Exhibit expressly states that it will control.

12.4 Amendment. This Agreement may not be modified or amended except by an instrument in writing signed by both Parties.

12.5 Waiver. No waiver will be binding on a party unless it is in writing and signed by the Party making the waiver or the Party’s Authorized Representative. Any waiver by either Party of any breach of any kind or character whatsoever by the other, whether such be direct or implied, shall not be construed as a continuing waiver of, or consent to, any subsequent breach of this Agreement.

12.6 Attorneys’ Fees. In the event any action or proceeding is taken or brought by either Party concerning this Agreement, the prevailing Party shall be entitled to recover its reasonable attorneys’ fees and costs incurred.

12.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one single agreement between the Parties. A Party’s facsimile or electronic signature to this Agreement delivered to the other Party shall be sufficient to bind such Party to this Agreement.

12.8 Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto, their successors and assigns. This Agreement may not be assigned by a Party without the prior written consent of the other Party.

12.9 Entire Agreement. This Agreement, including the Exhibits hereto constitutes the entire agreement between the Parties concerning the subject matter herein, and supersedes all earlier and contemporaneous written or oral agreements and understandings about such subject matter.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the Effective Date.

Mendo Distribution and Transportation, LLC	Bar X Farms, LLC

By: /s/ Kiran Sidhu	By: /s/ Jedediah Morris
Name: Kiran Sidhu	Name: Jedediah Morris
Title: Manager	Title: Manager